Exhibit 21

SUBSIDIARIES OF REGISTRANT

All subsidiaries below are directly or indirectly 100% owned by registrant.

NAME	STATE OF ORGANIZATION

Ladenburg Thalmann & Co. Inc.	Delaware
Ladenburg Thalmann Asset Management Inc.*	New York
Investacorp, Inc.	Florida
Investacorp Advisory Services Inc.	Florida

*	Wholly-owned by Ladenburg Thalmann & Co. Inc.

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.